SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2003
                           Commission File Number 0-99

                               PETROLEOS MEXICANOS
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                                MEXICAN PETROLEUM
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                              United Mexican States
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)


                         Avenida Marina Nacional No. 329
                                Colonia Huasteca
                               Mexico, D.F. 11311
                                     Mexico
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F X Form 40-F
                                    ---          ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

                                  Yes      No X
                                     ---     ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

                                  Yes      No X
                                     ---     ---

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes      No X
                                     ---     ---

--------------------------------------------------------------------------------
[PEMEX LOGO]                                       For more information contact:
                                             Investor Relations (5255) 5726 1306
                                            Esteban Levin   elevin@dcf.pemex.com
                                          Celina Torres   ctorresu@dcf.pemex.com
                                            David Ruelas   druelas@dcf.pemex.com
--------------------------------------------------------------------------------

                    Pemex announces nine months 2003 results

o Total sales reached Ps. 453 billion, increasing 31% compared to the first nine months of 2002
o    Crude oil production rose 6% to 3.4 million barrels per day
o    Natural gas production increased 1% to 4.5 billion cubic feet per day

Mexico City, November 6, 2003 - Pemex, Mexico's oil and gas company and the world's 7th largest integrated oil and gas company, announced its unaudited consolidated results for the first nine months of 2003. Total sales were Ps. 453 billion (US$ 41.1 billion)1, an increase of 31 percent as compared to the same period of 2002. Income before taxes and duties was Ps. 267.6 billion (US$ 24.3 billion), an increase of 34 percent. EBITDA rose 65 percent to Ps. 238.9 billion (US$ 21.7 billion); the comparable figure for 2002 was Ps. 144.5 billion. The net loss in the 2003 period was Ps. 8.1 billion (US$ 0.7 billion), compared to a net loss of Ps. 10.5 billion in the same period of the prior year.

--------------------------------------------------------------------------------
        Petroleos Mexicanos, Subsidiary Entities and Subsidiary Companies
                            Summary financial results
--------------------------------------------------------------------------------

                                   Nine months ending September 30,
                                   2002         2003     2003           Change
                                   ----         ----     ----           ------
                                       (Ps. mm)        (US$ mm)
Total sales                       346,450    453,010     41,133           31%
      Domestic sales(1)           227,161    280,595     25,478           24%
      Exports                     119,289    172,415     15,655           45%

EBITDA(2)                         144,455    238,934     21,695           65%
      EBITDA margin                   56%        62%        62%

Income before taxes and
duties(1)                         199,067    267,564     24,295           34%

      Taxes and duties            209,589    275,698     25,033           32%

Net income (loss)                (10,522)    (8,134)      (739)          -23%

Finacial ratios
      EBITDA interest coverage       10.9       16.9       16.9
      Total debt / EBITDA             1.8        1.6        1.6
--------------------------------------------------------------------------------

 -------------
(1) Includes the Special Tax on Production and Services (IEPS). For the first three quarters of 2002 IEPS was Ps. 88,068 million and for the first three quarters of 2003 IEPS was Ps. 67,797.

(2) Excludes IEPS.

Note: numbers may not total due to rounding.

Total hydrocarbons production was 4,632 thousand barrels oil equivalent per day (mboed) during the first nine months of 2003, an increase of 4 percent from the same period of 2002. Crude oil production was 3,357 thousand barrels per day
(mbd), up 6 percent. Crude oil exports averaged 1,829 mbd, an increase of 9 percent, at a weighted average price of US$ 24.73 per barrel2 . Natural gas production was 4,476 million cubic feet per day (mmcfd), and natural gas liquids production was 414 mbd.

------------------
1 Amounts in foreign currency are translated at the September 30, 2003 exchange rate of Ps. 11.0133 per U.S. dollar.

2 Source: PMI.

Operating items

Exploration and production

Three of the seven blocks offered under the Multiple Service Contracts (MSC) mechanism were awarded in October: Reynosa-Monterrey, Cuervito and Mision. The total expected investment of these three contracts is US$ 3.7 billion.

------------------------------------------------------------------------------------------------------
     Award date          Block                   Contractor               Expected investment amount
                                                                                 (US$ million)
------------------------------------------------------------------------------------------------------
October 16, 2003  Reynosa-Monterrey  Repsol                                                     2,437
------------------------------------------------------------------------------------------------------
                                     Petrobras, Teikoku Oil. Co., Ltd.
October 23, 2003  Cuervito           and D&S Petroleum                                            260
------------------------------------------------------------------------------------------------------
October 30, 2003  Mision             Industrial Perforadora de Campeche                         1,036
                                     and Tecpetrol
------------------------------------------------------------------------------------------------------

The first three MSC's are expected to increase natural gas production in the Burgos Basin by an estimated 350 mmcfd by 2007. By leveraging the efficiency of private contractors, these contracts are expected to provide Pemex with substantial savings over their lives. This incremental production would not be available to Pemex over the medium term without the MSC mechanism.

No proposals were presented on November 5 for the Corindon-Pandura block. Pemex is currently evaluating its options for re-bidding this block.

Gas and basic petrochemicals

In order to increase north-south distribution capacity by approximately 1,000 mmcfd, construction of two modular cryogenic plants in Reynosa and a new 36-inch pipeline were started at the end of 2002.

Refining

In October, the bidding process for the reconfiguration of the Minatitlan refinery began. The project's objectives are to double the processing of crude oil, to double the processing of Maya crude, and to increase refined products yields at Minatitlan.

Refined products production in the first nine months of 2003 was 1,577 mbd, compared to 1,507 mbd in the same period of 2002.

Petrochemicals

In order to increase efficiency and the mix of products produced, improvements were made to the Morelos and Cangrejera petrochemicals centers. In September, Cangrejera resumed production of paraxylene. Improvements at the Pajaritos petrochemical center are expected to be completed during 2004.

Total petrochemicals production increased by 3 percent, to 7,658 thousand tons
(mt) in the first nine months of 2003 from 7,401 mt in the same period of 2002.

International trading3

In the first nine months of 2003 crude oil exports were 1,829 mbd. Crude oil exports were made up of 1,599 mbd of heavy crude, 22 mbd of light crude, and 208 mbd of extra-light crude. The weighted average export price was US$ 24.73 per barrel, compared to US$ 20.88 per barrel in the first nine months of 2002. Refined products exports were 174 mbd and petrochemicals exports were 582 mt.

Natural gas imports in the first nine months of 2003 were 739 mmcfd, compared to 571 mmcfd in the same period of 2002. The volume of refined products imports in the first nine months of 2003 was 352 mbd compared to 392 mbd in the same period of 2002. Petrochemical products imports in the first nine months of 2003 were 454 mt compared to 195 mt in the same period of 2002.

Nine months 2003 financial results

Total sales

Pemex reported total sales (including the special tax on production and services, IEPS) of Ps. 453 billion (US$ 41.1 billion) for the first nine months of 2003, compared to Ps. 346.5 billion in the same period of 2002.

Total domestic sales (including IEPS) were Ps. 281 billion (US$ 25.5 billion) compared to Ps. 227 billion in the same period of 2002. Sales of refined products in the domestic market were Ps. 164.9 billion (US$ 15 billion), on a volume of 1,686 mbd. The IEPS tax collected on those sales was Ps. 67.8 billion (US$ 6.2 billion). Natural gas sales were Ps. 39.1 billion (US$ 3.6 billion), on a volume of 2,590 mmcfd. Petrochemical sales were Ps. 8.8 billion (US$ 0.8 billion), on a volume of 2,284 mt. The 24 percent increase in domestic sales revenue reflects unit price increases as well as higher volumes.

Export sales were Ps. 172.4 billion (US$ 15.7 billion), an increase of 45 percent from Ps. 119.3 billion in the first nine months of 2002. Export sales increased as a result of higher prices for the Mexican crude oil export mix, an increase in sales volumes, and the depreciation of the peso against the dollar.

Costs and operating expenses

Cost of sales, transportation and distribution expenses and administrative expenses increased 31 percent to Ps. 149.1 billion (US$ 13.5 billion) in the first nine months of 2003 from Ps. 113.8 billion in the same period of 2002.

The increase of Ps. 35.3 billion was due mainly to a Ps. 13.2 billion increase in product purchases -especially imported natural gas-, an increase in depreciation charges of Ps. 6.7 billion, and a negative effect in the inventory valuation of crude oil and refined products of Ps. 4.6 billion (which is accounted for as an increase in the cost of sales).

The cost of the reserve for retirement payments, pensions and indemnities was Ps. 28 billion in the 2003 period, essentially the same as in the 2002 period.

As a result, income before taxes, duties, interest and other expenses was Ps.
275.8 billion (US$ 25 billion) in the first nine months of 2003, an increase of 35 percent compared to Ps. 204.8 billion in 2002.

Net interest, other revenues and expenses, taxes and duties and net loss

Net interest expense decreased 9 percent, to Ps. 9.5 billion (US$ 0.9 billion) in the first nine months of 2003 from Ps.10.4 billion in the same period of 2002. This decrease was mainly due to the favorable result from financial derivatives instruments.

Other revenues and expenses (net) decreased 75 percent to Ps. 1.2 billion (US$
0.1 billion) in the first nine months of 2003 from Ps. 4.7 billion in the same period of 2002. This decrease was mainly due to foreign exchange fluctuations.

Income before taxes and duties was Ps. 267.6 billion (US$ 24.3 billion) in the first nine months of 2003, 34 percent higher than the Ps. 199.1 billion in the same period of 2002.

Taxes and duties (including IEPS) increased 32 percent, to Ps. 275.7 billion (US$ 25 billion) in the first nine months of 2003 from Ps. 209.6 billion in the same period of 2002, largely due to an increase in total sales. Pemex paid Ps.
12.9 billion (US$ 1.2 billion) in excess gains duties in the first nine months of 2003, which represents a 39.2% tax on crude oil export revenues above the Mexican government's crude oil price budgetary assumption of US$ 18.35 per barrel for the year of 2003. Pemex paid Ps. 9.1 billion in excess gains duties in the same period of 2002.

Pemex reported a net loss of Ps. 8.1 billion (US$ 0.7 billion) for the first nine months of 2003, compared with a loss of Ps.10.5 billion in the same period of 2002. This decrease in the net loss was due to primarily to an increase in the average price of crude oil exports and an increase in the prices and volumes of the principal refined products sold in the domestic market.

EBITDA

EBITDA, which is reconciled to net income as shown in the table, was Ps. 238.9 billion (US$ 21.7 billion) in the first nine months of 2003, an increase of 65 percent compared to Ps. 144.5 billion in the same period of 2002. Depreciation and amortization totaled Ps. 29.7 billion (US$ 2.7 billion) in the first nine months of 2003 compared to Ps. 23 billion in the same period of 2002.


--------------------------------------------------------------------------------
        Petroleos Mexicanos, Subsidiary Entities and Subsidiary Companies
                              EBITDA reconciliation
--------------------------------------------------------------------------------

                                           Nine months ending September 30,
                                          2002      2003      2003     Change
                                          ----      ----      ----     ------
                                             (Ps. mm)       (US$ mm)
Net income (loss)                      (10,522)    (8,134)      (739)     -23%
+     Taxes and duties                  209,589    275,698     25,033      32%
      Special Tax on Production and
-     Services (IEPS)                    88,068     67,797      6,156     -23%
+     Net interest                       10,423      9,466        860      -9%
+     Depreciation and amortization      23,033     29,701      2,697      29%
EBITDA                                  144,455    238,934     21,695      65%

--------------------------------------------------------------------------------
Note: numbers may not total due to rounding.

The EBITDA margin (EBITDA / total sales without IEPS) increased to 62 percent from 56 percent in the prior year period.


Balance sheet

As of September 30, 2003, total assets increased 28 percent to Ps. 810.2 billion (US$ 73.6 billion) in comparison to the prior year period. Current assets increased 33 percent, reflecting higher levels of cash and receivables. Fixed assets increased 19 percent, reflecting new investments and the revaluation of assets, net of depreciation. Other non-current assets increased 80 percent, largely as the result of the calculation of the intangible asset for labor liabilities.

Total liabilities increased 41 percent to Ps. 718.6 billion (US$ 65.3 billion) compared to the prior year period. Current liabilities increased 36 percent, as a result of a higher level of total short-term debt and other current liabilities related to increased sales. Long-term liabilities increased 42 percent, to Ps. 611.5 billion (US$ 55.5 billion), due to a higher level of total long-term debt and an increase in the reserve for retirement payments, pensions and seniority premiums.

Evolution of total debt is discussed in greater length in the financing activities section.

The reserve for retirement payments, pensions and seniority premiums increased 44 percent to Ps. 279.9 billion (US$ 25.4 billion) from Ps. 194.4 billion in September 2002. This Ps. 85.5 billion increase is the result of several factors. Two thirds of the increase, Ps. 58.3 billion, derives from the adoption of new accounting standards for the recognition of pension liabilities. Of this, Ps. 28 billion arises from the use of inflation adjusted discount rates instead of nominal rates and Ps. 30.3 billion from the methodology used for taking into consideration future increases in salaries and benefits. The remaining factors are the financial costs imputed from the non-funding of this liability and an additional year of service.

Equity as of September 30, 2003 declined by Ps. 29 billion, or 24 percent, compared to the year earlier period. The decrease reflected principally the net loss for 2002 and the payment in May 2003 of the minimum guaranteed dividends to the Mexican government.

Financing activities

Total debt

At September 30, 2003, total consolidated debt including accrued interest was Ps. 371 billion (US$ 33.7 billion). Total debt includes documented debt of Petroleos Mexicanos and the Pemex Project Funding Master Trust, notes payable to contractors, and sale of future accounts receivable.

--------------------------------------------------------------------------------
          Petroleos Mexicanos, Subsidiary Entities and Subsidiary Companies
                               Consolidated total debt
--------------------------------------------------------------------------------

                                           As of September 30,
                                     2002        2003      2003        Change
                                     ----        ----      ----        ------
                                         (Ps. mm)        (US$ mm)
Documented debt(1)                  198,750    310,644    28,206         56%
      Short-term                     28,218     46,033     4,180         63%
      Long-term                     170,533    264,611    24,026         55%

Notes payable to contractors         13,168     15,448     1,403         17%
      Short-term                      1,572      2,007       182         28%
      Long-term                      11,596     13,442     1,221         16%

Sale of future accounts receivable   44,678     44,915     4,078          1%
      Long-term                      44,678     44,915     4,078          1%

Total debt                          256,596    371,007    33,687         45%
      Short-term                     29,789     48,040     4,362         61%
      Long-term                     226,807    322,968    29,325         42%

--------------------------------------------------------------------------------
(1) Consistent with Securities and Exchange Commission filings. Note: numbers may not total due to rounding.

Total debt with a remaining maturity of less than twelve months was Ps. 48 billion (US$ 4.4 billion) as of September 30, 2003, including Ps. 46 billion in documented debt and Ps. 2 billion in notes payable to contractors. As of September 2002, these amounts were Ps. 28.2 billion and Ps. 1.6 billion, respectively.

Total long-term debt as of September 30, 2003 was Ps. 323 billion (US$ 29.3 billion). This figure includes Ps. 264.6 billion in documented debt, Ps. 13.4 billion in notes payable to contractors and Ps. 44.9 billion in sale of future accounts receivable. As of September 30, 2002 these figures were Ps. 170.5 billion, Ps. 11.6 billion, and Ps. 44.7 billion, respectively.

The ratio of EBITDA to total interest cost was 16.9 as of September 2003 compared to 10.9 as of September 2002. Total debt/EBITDA was 1.6 as of September 2003, and was 1.8 as of September 2002.

Capital markets

The Pemex Project Funding Master Trust made the following issuances under its US$ 11 billion Medium-Term Notes Program during the first nine months of 2003:

     o    GBP 250 million of 7.50% Notes due 2013
     o    US$ 750 million of 6.125% Notes due 2008
     o    US$ 500 million of 8.625% Bonds due 2022
     o    US$ 750 million of 7.375% Notes due 2014

Additionally, the Pemex Project Funding Master Trust made the following issuances during the same period:

     o    EUR 750 million of 6.625% Guaranteed Notes due 2010
     o    EUR 500 million of 6.25% Guaranteed Notes due 2013

In October, Pemex made its first placements under its Ps. 20 billion peso bond program through the Mexican Stock Exchange. The peso instruments, issued on October 24, included:

o        Ps. 3,000 million of floating rate instruments due 2007
o        Ps. 2,500 million of floating rate instruments due 2009
o        Ps. 1,000 million of 8.38% instruments due 2010

Also in October, Pemex issued US$ 500 million of Guaranteed Floating Rate Notes due 2009.

Pemex is Mexico's national oil and gas company. Created in 1938, it is the exclusive producer of Mexico's oil and gas resources. The operating subsidiary entities are Pemex Exploracion y Produccion, Pemex Refinacion, Pemex Gas y Petroquimica Basica and Pemex Petroquimica. The principal subsidiary company is PMI, its international trading arm.

Amounts in foreign currency are translated at the September 30, 2003 exchange rate of Ps. 11.0133 and per U.S. dollar.

This report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward looking-statements. These are good faith statements based on current plans, estimates and projections and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties include crude oil price volatility; production, equipment, and transportation risks inherent in the oil industry; environmental regulations in Mexico; actions of the Mexican government with respect to our operations, budget, taxation, commercial activities, control of hydrocarbon reserves, or debt service payments; any limitations on exports resulting from agreements of the Mexican government; and economic, political, and foreign exchange risks affecting Mexico. These risks and uncertainties are more fully detailed in Pemex most recent Form 20-F filing with the U.S. Securities and Exchange Commission (www.sec.gov) and the Pemex Prospectus filed with the National Banking and Securities Commission (CNBV) and available through the Mexican Stock Exchange (wwww.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

EBITDA is a non-GAAP measure, which is calculated as described above. It is presented because Pemex believes that it is a widely accepted financial indicator of its ability to service or incur debt. EBITDA should not be considered as an indicator of financial performance, as an alternative to cash flow, as a measure of liquidity, or as being comparable to similarly named measures of other companies. The total debt calculation includes, in addition to documented debt, the items that are usually considered as debt by the financial markets.


-----------------------------------------------------------------------------------------------
        Petroleos Mexicanos, Subsidiary Entities and Subsidiary Companies
                              Operating statistics
-----------------------------------------------------------------------------------------------

                                                         Nine months ending September 30,
                                                            2002        2003            Change
                                                            ----        ----            ------
Production
Total (mboed)                                             4,433        4,632             4%
Liquids (mboed)(1)                                        3,581        3,771             5%
         Crude oil                                        3,168        3,357             6%
         Natural gas liquids (includes condensates)         413          414             0%
Natural gas (mboed)(2)                                      852          861             1%

Natural gas (mmcfd)                                       4,431        4,476             1%
Refined products (mbd)                                    1,507        1,577             5%
Petrochemicals (mt)                                       7,401        7,658             3%

Domestic sales
Natural gas (mmcfd)                                       2,420        2,590             7%
Refined products (mbd)                                    1,657        1,686             2%
         Gasoline                                           556          592             6%
         Other                                            1,101        1,093            -1%
Petrochemicals (mt)                                       2,460        2,284            -7%

Foreign trade(3)
Export volumes
      Crude oil (mbd)                                     1,672        1,829             9%
         Heavy                                            1,382        1,599            16%
         Light                                               44           22           -50%
         Extra-light                                        246          208           -15%
      Average realized price of crude oil exports
      (US$/b)                                          US$20.88     US$24.73            18%
      Refined products (mbd)                                157          174            11%
      Petrochemicals (mt)                                   645          582           -10%
Import volumes
      Natural gas (mmcfd)                                   571          739            29%
      Refined products (mbd)                                392          352           -10%
      Petrochemicals (mt)                                   195          454           133%

-----------------------------------------------------------------------------------------------

(1) 1 mboed = 1 mbd
(2) 1 mboed = 5.2 mmcfd.
(3) Source: PMI except natural gas imports.
Note: numbers may not total due to
rounding.


--------------------------------------------------------------------------------
        Petroleos Mexicanos, Subsidiary Entities and Subsidiary Companies
                           Consolidated balance sheets
--------------------------------------------------------------------------------

                                                  As of September 30,
                                            2002      2003     2003       Change
                                            ----      ----     ----       ------
                                                (Ps. mm)     (US$ mm)
Current assets                             109,140  145,617    13,222       33%
Cash & cash equivalents                     33,211   57,338     5,206       73%
Accounts receivable                         52,256   62,981     5,719       21%
Inventories                                 23,673   25,298     2,297        7%

Property, plants & equipment, net          448,244  531,300    48,242       19%
Other non-current assets                    74,005  133,281    12,102       80%

Total assets                               631,388  810,198    73,565       28%

Current liabilities                         78,853  107,114     9,726       36%
Short-term debt(1)                          29,789   48,040     4,362       61%
Others(2)                                   49,064   59,074     5,364       20%

Long-term liabilities                      431,985  611,534    55,527       42%
Long-term debt(3)                          226,807  322,968    29,325       42%
Reserve for retirement payments, pensions
and seniority premiums                     194,388  279,894    25,414       44%
Other non-current liabilities(4)            10,791    8,672       787      -20%

Total liabilities                          510,838  718,647    65,253       41%

Total equity                               120,550   91,550     8,313      -24%

Total liabilities & equity                 631,388  810,198    73,565       28%
--------------------------------------------------------------------------------
Note:  totals may not add due to rounding.
*Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles issued by the Instituto Mexicano de Contadores Publicos. For inflation recognition the Governmental Rule NIF-06-Bis "A", Section A was considered.
(1) Includes maturities shorter than twelve months of documented debt (Petroleos Mexicanos and the Pemex Project Funding Master Trust) and notes payable to contractors. As of September 2002 these figures were Ps. 28,217 and Ps. 1,572, respectively; as of September 2003, Ps. 46,033 and Ps. 2,007, respectively.
(2) Includes accounts payable to suppliers, accounts payable and accrued expenses, and taxes payable. As of September 2002 these figures were Ps. 16,065, Ps.10,332 and Ps. 22,667, respectively; as of September 2003, Ps. 21,503, Ps. 8,310 and Ps. 29,261, respectively.
(3) Includes maturities longer than twelve months of documented debt (Petroleos Mexicanos and the Pemex Project Funding Master Trust), notes payable to contractors and sale of future accounts receivable. As of September 2002 these figures were Ps. 170,533, Ps. 11,596 and Ps. 44,678, respectively; as of September 2003, Ps. 264,611, Ps. 13,442 and Ps. 44,915, respectively.
(4) Corresponds to the balance of the reserve for sundry creditors and others.
Note: numbers may not total due to rounding.


--------------------------------------------------------------------------------
        Petroleos Mexicanos, Subsidiary Entities and Subsidiary Companies
                      Consolidated statements of operations
--------------------------------------------------------------------------------

                                                Nine months ending September 30,
                                                 2002     2003   2003     Change
                                                 ----     ----   ----     ------
                                                    (Ps. mm)    (US$ mm)
Total sales                                    346,450  453,010  41,133     31%
      Domestic sales(1)                        227,161  280,595  25,478     24%
      Exports                                  119,289  172,415  15,655     45%

Costs and expenses                             113,777  149,120  13,540     31%
      Cost of sales                             92,512  124,616  11,315     35%
      Transportation and distribution expenses   7,457    8,214     746     10%
      Administrative expenses                   13,808   16,290   1,479     18%

Cost of the reserve for retirement payments,
pensions and indemnities                        27,851   28,048   2,547      1%

Income before taxes, duties, interest and
other expenses                                 204,822  275,842  25,046     35%

Net interest                                    10,423    9,466     860     -9%
Other (revenues) and expenses                  (4,668)  (1,189)   (108)    -75%

Income before taxes and duties                 199,067  267,564  24,295     34%

Taxes and duties                               209,589  275,698  25,033     32%
      Hydrocarbon extraction duties and other 121,521 207,901 18,877 71% Special Tax on Production and Services
      (IEPS)                                    88,068   67,797   6,156    -23%

Net income (loss)                              10,522)  (8,134)   (739)    -23%

--------------------------------------------------------------------------------
(1) Includes the Special Tax on Production and Services (IEPS). For the first three quarters of 2002 IEPS was Ps. 88,068 million and for the first three quarters of 2003 IEPS was Ps. 67,797.
Note: numbers may not total due to rounding.


------------------------------------------------------------------------------------------------------------------------------------
                                     Petroleos Mexicanos, Subsidiary Entities and Subsidiary Companies
                                            Total sales, net income and total assets by segment
                                                         Figures in million of Ps.
------------------------------------------------------------------------------------------------------------------------------------
                                                                                           Subsidiary
                                                                                           ----------
                           Exploration and               Gas and Basic                     Companies     Intersegment
                           ---------------               -------------                     ---------     ------------
                              Production     Refining    Petrochemicals   Petrochemicals  and Corporate   Eliminations      Total
                              ----------     --------    --------------   --------------  -------------   ------------      -----
As of September 30, 2003
Total sales                     310,610       222,916      104,491             11,921        225,215       (423,143)       453,010
      External
      clients                   131,196       213,116       72,544              8,483         27,671               -       453,010
      Intersegments             179,414         9,800       31,947              3,438        197,544       (423,143)             -

Net income (loss)                20,867      (27,543)        6,464            (8,265)          1,962         (1,619)       (8,134)

Assets                          592,385       219,492       81,883             33,829        454,364       (571,755)       810,198

As of September 30, 2002
Total sales                     197,964       193,236       56,449              7,690        157,225       (266,113)       346,450
      External
      clients                    90,754       187,920       42,678              5,778         19,320               -       346,450
      Intersegments             107,210         5,316       13,771              1,912        137,904       (266,113)             -

Net income (loss)                17,301      (22,184)        1,910            (6,542)          (628)           (379)      (10,522)

Total assets                    383,019       173,728       59,895             26,589        370,749       (382,592)       631,388

------------------------------------------------------------------------------------------------------------------------------------
Note: numbers may not total due to rounding.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             Petroleos Mexicanos



                                             By: /s/ OCTAVIO ORNELAS ESQUINCA
                                                 ----------------------------
                                                 Octavio Ornelas Esquinca
                                                 Managing Director of Finance
                                                 and Treasury

Date:  November 7, 2003




                           FORWARD-LOOKING STATEMENTS

        This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates," "believes," "estimates," "expects," "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.